Exhibit 99.1

TeliaSonera to Launch Mobile Operations in Spain - Increases Ownership in Xfera and Plans UMTS Network Roll-out

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 14, 2006--TeliaSonera has reached an agreement to increase its ownership in Xfera Moviles S.A. to 80 percent. Xfera owns a nation wide UMTS license in Spain. The initial price paid for the shares acquired is SEK 657 million (EUR 71 million). TeliaSonera will launch mobile operations and plans to roll-out a UMTS network.

TeliaSonera, the leading telecommunications company in the Nordic and Baltic region, has signed and closed an agreement with the other shareholders of Xfera Moviles S.A. to increase its shareholding in Xfera from 16.55 percent to 80 percent. ACS Telefonia Movil, S.L. which is a subsidiary of the Spanish construction company ACS, Activades de Construccion y Servicios, S.A. will remain as a partnerand shareholder in Xfera. By acquiring a controlling interest in the company TeliaSonera will launch mobile operations and plans to roll-out a UMTS network, in accordance with the existing license conditions. The license conditions include the right to get GSM national roaming on reasonable conditions.

The initial price paid for the shares acquired is SEK 657 million (EUR 71 million). In addition, an earn-out model has been agreed with the selling shareholders. The total financial investment of Xfera including investments in networks, IP-service platforms, start-up costs, spectrum fees (including accrued spectrum fees from 2002) is estimated for the first five years to be less than SEK 9 billion (EUR 1 billion). In the same time frame, the operation is expected to reach a positive free cash flow.

TeliaSonera has in parallel signed an agreement with the previous shareholder of Xfera, Fomento de Construcciones y Contratas, S.A. (FCC), giving FCC a call option to acquire 3.4 percent of the shares in Xfera from TeliaSonera no later than June 29, 2006, at the same price as TeliaSonera has acquired the shares.

Xfera was awarded a nation wide UMTS license in Spain in March 2000 and TeliaSonera is one of the founding members. During the past years the owners have significantly curtailed Xfera's capital and operating expenditures awaiting the necessary UMTS technology to become commercially available to launch commercial services. In June 2004, the original license conditions were amended by the Spanish Ministry of Industry, Tourism and Commerce.

"We believe that there now are opportunities to make use of Xfera's UMTS license in combination with GSM national roaming. The market conditions in Spain give room for another player. This, together with decreasing vendor prices as well as availability of good quality and reasonably priced 3G terminals, provides us with an opportunity to establish ourselves in a new market," comments Anders Igel, President and CEO of TeliaSonera AB.

The Spanish mobile market includes three established operators and a penetration of approximately 91 percent, corresponding to some 40 million mobile users of the total population of 44 million. The 3G terminal penetration is accelerating and TeliaSonera estimates that the number of handsets in the market exceeds 1.2 million. "We are committed and will employ all our knowledge and experience to introduce a new competitive player into the Spanish market," continues Anders Igel.

Invitation to conference call

Journalists and analysts are cordially invited to a conference call at 11.30 CET, June 15, with Anders Igel, President and CEO, TeliaSonera AB, Kim Ignatius, Executive Vice President and CFO, TeliaSonera AB and Kenneth Karlberg, President of TeliaSonera Norway, Denmark and the Baltic countries.

Dial-in number: +44 (0)20 71 62 00 25
Participants should quote: TeliaSonera
Dial-in information: To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call. You can also listen to the conference live on our Web site.
Replay number until June 22, 2006: +44 (0)20 770 31 40 64
Access code: 709519

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT:  TeliaSonera Norway, Denmark and Baltics
       Birgitta Grafstrom / Ingrid Stenmark, +46-(0)8-713 58 30